MELROSE BANCORP, INC. ANNOUNCES CLOSING DATE OF CONVERSION AND RESULTS OF STOCK OFFERING

Melrose, Massachusetts, October 15, 2014 – Melrose Bancorp, Inc. (the “Company”), a Maryland corporation and the proposed holding company for Melrose Cooperative Bank (the “Bank”), announced today that it intends to close the mutual-to-stock conversion of the Bank and stock offering of the Company on Tuesday, October 21, 2014.  The shares of common stock sold in the offering are expected to begin trading on the Nasdaq Capital Market on Wednesday, October 22, 2014 under the ticker symbol “MELR.”

The Company has received and accepted orders for 2,723,409 shares of its common stock at $10.00 per share, including 226,366 shares, equal to 8.0% of the shares sold in the offering and contributed to Melrose Cooperative Bank Foundation, being purchased by the Bank’s employee stock ownership plan.  All orders properly completed and timely submitted were filled in full.

If you subscribed for shares and would like to confirm your allocation, allocation information is available online at https://allocations.kbw.com.  For questions relating to the offering, please contact the Stock Information Center at (877) 821-5778 from 10:00 a.m. until 4:00 p.m., Eastern time, Monday through Friday.  All shares of the Company’s common stock will be issued in book entry form.  Statements reflecting ownership of shares of the common stock will be mailed by our transfer agent to subscribers promptly after the close of the transaction.

Keefe, Bruyette & Woods, Inc., A Stifel Company acted as selling agent in the subscription offering, and served as financial advisor to the Company and the Bank in connection with the conversion.  Luse Gorman Pomerenk & Schick, P.C. served as legal counsel to the Company and the Bank.  Kilpatrick Townsend & Stockton LLP served as legal counsel to Keefe, Bruyette & Woods, Inc.

Forward-Looking Statements

This press release contains forward-looking statements about the offering.  Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts.  They often include words such as “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may.”  Forward-looking statements, by their nature, are subject to risks and uncertainties.  Certain factors that could cause actual results to differ materially from expected results include delays in consummation of the offering, increased competitive pressures, changes in the interest rate environment, general economic conditions or conditions within the securities markets, and legislative and regulatory changes that could adversely affect the business in which the Company and the Bank are engaged.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission.  This press release is neither an offer to sell nor a solicitation of an offer to buy common stock.  The offer will be made only by means of the written prospectus forming part of the registration statement.

The shares of common stock are not savings accounts or savings deposits, may lose value and are not insured by the Federal Deposit Insurance Corporation or any other government agency, or the Share Insurance Fund.